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                             February 1, 2021

       Jon Rice
       Chief Operating Officer
       Kraig Biocraft Laboratories, Inc
       2723 South State St., Suite 150
       Ann Arbor, Michigan 48104

                                                        Re: Kraig Biocraft
Laboratories, Inc
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed January 25,
2021
                                                            File No. 000-56232

       Dear Mr. Rice:

              We have reviewed your filing and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Information Statement on Schedule 14C

       General

   1. Please reconcile your disclosures regarding the shares held by your chief executive officer and the amounts in your
beneficial ownership table. We note that you had 854,410,001 common shares
outstanding as of the record date. You also state that Mr. Thompson has
                                                        207,272,107 common
shares and two shares of preferred stock that are worth 200,000,000 votes each. These
figures appear to be inconsistent with disclosures stating Mr.
                                                        Thompson has 50.5%
voting power and do not appear to match the numbers in your
                                                        beneficial ownership
table.
 Jon Rice
Kraig Biocraft Laboratories, Inc
February 1, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Courtney Lindsay at (202) 551-7237 or Laura Crotty at
(202) 551-7614
with any questions.



FirstName LastNameJon Rice                                Sincerely,
Comapany NameKraig Biocraft Laboratories, Inc
                                                          Division of
Corporation Finance
February 1, 2021 Page 2                                   Office of Life
Sciences
FirstName LastName